

SUNDAY COMMUNICATIONS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0866)

CONTINUING CONNECTED TRANSACTIONS
PUBLIC FLOAT - WAIVER GRANTED IN RESPECT OF THE COMPANY'S SHARES

PCCW Mobile holds approximately 79.35% of the issued share capital of the Company as at the date of this announcement and therefore is a substantial shareholder and connected person (as defined in the Listing Rules) of the Company. Accordingly, members of the PCCW Group are connected persons of the Company under the Listing Rules and transactions between the Group and the PCCW Group constitute connected transactions for the Company under Chapter 14A of the Listing Rules.

The Group has entered into a variety of transactions with the PCCW Group relating to various aspects of the Group's telecommunications business, each constituting a continuing connected transaction of the Company under Rule 14A.14 of the Listing Rules. In the case of each category of transaction, a cap ("Cap") has been set on the annual value of transactions within that category.

As the relevant percentage ratios (as defined in the Listing Rules) applicable to the Cap in respect of each category of continuing connected transaction exceed 0.1% but are less than 2.5%, each category of transaction is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements under Rule 14A.34 of the Listing Rules. The Directors will monitor the transactions undertaken within each category of continuing connected transactions identified in this announcement with a view to ensuring adherence to the relevant Cap.

The third waiver from strict compliance with Rule 8.08(1)(a) of the Listing Rules granted by the Stock Exchange to the Company will expire on 15 January 2006. The Company has applied for and was granted a waiver from strict compliance with Rule 8.08(1)(a) of the Listing Rules for a further period from 16 January 2006 to 15 February 2006.

INTRODUCTION

Reference is made to the announcement issued by the Company dated 29 July 2005 relating to certain continuing connected transactions between members of the Group and members of the PCCW Group.

That announcement referred, amongst other things, to the provision by the PCCW Group of certain types of leased circuits and inter-connection capacity to the Group and to the payment of certain inter-connection charges by the Group. These arrangements were for a term expiring on 30 September 2006. They remain in place and are being conducted on the terms previously announced.

In addition, members of the Group and members of the PCCW Group have entered into the following agreements, which also constitute continuing connected transactions of the Company for the purposes of the Listing Rules. PCCW Mobile holds approximately 79.35% of the issued share capital of the Company as at the date of this announcement and therefore, is a substantial shareholder and connected person (as defined in the Listing Rules) of the Company. Accordingly members of the PCCW Group are connected persons of the Company under the Listing Rules.

CONTINUING CONNECTED TRANSACTIONS

Provision of distribution services to the Group

Agreements date:	10 January 2006
Parties:	Mandarin; and
	PCCW-HKT Network Services Limited ("NSL"), an indirect wholly-owned subsidiary of PCCW.
Summary:	Mandarin has appointed NSL to act as one of its distributors for the distribution, promotion and sale of Mandarin's services and certain consumer products in Hong Kong. As regards the consumer products, these are purchased by NSL from Mandarin and may then be re-sold by NSL. NSL is entitled to retain the difference between the price paid to Mandarin and the retail price. As regards the commissions payable to NSL, Mandarin is required to compile monthly sales reports showing total sales proceeds returnable to Mandarin and total commissions payable to NSL. The two figures may be set off against each other with the balance returnable to Mandarin within 60 days after the issuance of the report. The Directors are satisfied that the agreements are on normal commercial terms.
Duration:	The agreements expire on 31 December 2006, but may be terminated earlier, should either party give to the other not less than 15 days' notice.

Caps for the year ending 31 December 2006:	HK$28 million in respect of sales commissions payable by Mandarin and HK$28 million in respect of consumer products sold to NSL for resale purposes.
	The projected sales commissions and projected sales to NSL, as determined by reference to estimated sales commissions and estimated sales for the period from 25 July 2005 to 31 December 2005 (being the term of the previous distribution agreements, as referred to in the announcement of the Company dated 29 July 2005), are in excess of the Cap. However, until independent shareholders' approval is obtained for, among other things, higher caps, the Company will adhere to the Caps (or otherwise discontinue the arrangements before the Caps are exceeded).

Wholesale of 2G and 3G mobile telecommunications services to the PCCW Group

Agreements date:	10 January 2006
Parties:	Mandarin and SUNDAY 3G; and
	HKTC.
Summary:	Mandarin and SUNDAY 3G have agreed to wholesale certain 2G and 3G mobile telecommunications services, respectively, to HKTC so as to enable HKTC to repackage, promote, distribute and resell those services in Hong Kong. The charges payable by HKTC to Mandarin and SUNDAY 3G are on normal commercial terms. SUNDAY 3G shall issue and send invoices together with a call detail record file to HKTC at such intervals as both parties may agree. In the absence of dispute raised by HKTC within 14 days upon receipt, the invoices are deemed accepted and HKTC shall settle the invoices within 30 days from the date of receipt of the invoices. The Directors are satisfied that the Agreements are on normal commercial terms.
Duration:	The agreements expire on 31 December 2006, but may be terminated earlier (in respect of all or any of the services provided), should either party give to the other not less than 60 days' notice.
Cap for the year ending 31 December 2006:	HK$28 million.
	The Company anticipates sales to HKTC in excess of the Cap. However, until independent shareholders' approval is obtained for, among other things, a higher cap, the Company will adhere to the Cap stated (or otherwise discontinue the arrangement before the Cap is exceeded).

Provision of IDD wholesale service to the Group

Agreement date: 10 January 2006

Parties: HKTC; and

                    Mandarin.

Summary: HKTC has agreed to provide international direct dial ("IDD")
                    wholesale capacity to Mandarin for the carriage of voice and
                    data from certain inter-connection points within Hong Kong to
                    certain destinations outside Hong Kong. The charges are on
                    normal commercial terms. HKTC will provide to Mandarin
                    within 15 days after expiration of each calendar month a
                    statement setting out the amount due and to be paid to HKTC
                    for the IDD wholesale services provided in that month.
                    Mandarin shall pay the amount set out in such statement to
                    HKTC within 30 days after the date of such statement, subject
                    to bona fide dispute made in accordance with the terms of the
                    agreement. The Directors are satisfied that the Agreement is on
                    normal commercial terms.

Duration: The agreement expires on 31 December 2006, but may be
                    terminated earlier, should either party give to the other not less
                    than 30 days' notice.

Cap for the year ending   HK$2 million, being an estimate principally determined by
  31 December 2006:   reference to charges to be incurred by Mandarin on IDD
                            capacity

Handset mobile trade-in programme

Agreement date: 10 January 2006

Parties: PCCW Directories Limited ("PDL"), an indirect wholly-owned
                    subsidiary of PCCW; and

                    Mandarin.

Summary: Mandarin has appointed PDL on an exclusive basis to collect
                    trade-in mobile handsets surrendered to Mandarin via the
                    Company's retail shops and other channels. PDL will purchase
                    those trade-in mobile handsets on the basis of an agreed price
                    schedule. The settlement of trade-in value by PDL to Mandarin
                    shall be settled on a monthly basis by the group accounting
                    system or by cheque if such system is not available. The
                    Directors are satisfied that the agreement is on normal
                    commercial terms.

Duration:	The agreement expires on 31 December 2006, but may be terminated earlier, should either party give to the other not less than 30 days' notice.
Cap for the year ending 31 December 2006:	HK$6 million, being an estimate principally determined by reference to a similar handset trade-in programme operated between late September 2005 and 31 December 2005, the details of which were not required to be announced on the basis of the de-minimis sums involved.

Provision of call centre services for the benefit of the Group

Agreement date:	10 January 2006
Parties:	Mandarin; and
	PCCW Teleservices (Hong Kong) Limited ("PCCW Teleservices"), an indirect wholly-owned subsidiary of PCCW.
Summary:	The Group has decided to outsource its call centre services to PCCW Teleservices, given the need for increased customer services capacity and the anticipated growth in network usage and subscriber's base. These amounts payable include a set up fee to be made prior to May 2006 and a monthly service fee to be calculated based on the headcount of operators involved. The Directors are satisfied that the agreement is on normal commercial terms.
Duration:	The agreement expires on 31 July 2006.
Cap for the year ending 31 December 2006:	The amounts payable by Mandarin have been capped at HK$28 million.
	The aggregate projected charges for 2006 exceed HK$28 million. However, until independent shareholders' approval is obtained for, among other things, a higher cap, the Company will adhere to the Cap stated (or otherwise discontinue the arrangement before the Cap is exceeded).

Provision of systems integration and operations to the Group

Agreement date:	10 January 2006
Parties:	PCCW Powerbase Data Center Services (HK) Limited ("PCCW Powerbase"), an indirect wholly-owned subsidiary of PCCW; and
	Mandarin.

Summary:	PCCW Powerbase has agreed to provide data centre management services and IT network support services to Mandarin. The amounts payable under the agreement include a set up charge payable in January 2006 and a service charge payable every month in advance. The Directors are satisfied that the agreement is on normal commercial terms.
Duration:	The agreement expires on 31 December 2006.
Cap for the year ending 31 December 2006:	HK$13 million, being the value of the agreement, based upon the Company's estimate of the system upgrades and equipment replacement costs for 2006.

Sale of mobile plans by the Group to the PCCW Group

Agreement date:	10 January 2006
Parties:	Mandarin; and
	PCCW-HKT Limited ("HKTL"), an indirect wholly-owned subsidiary of PCCW.
Summary:	HKTL has agreed to acquire certain telecommunications services from Mandarin to the extent that such services will be provided or made available to HKTL's authorised users (comprising different packages of mobile phone services offered by the Group). At the end of each billing cycle, Mandarin shall send an invoice for the preceding billing cycle, and in the absence of dispute raised by HKTC within 10 days upon receipt of the invoice, the invoice shall be payable within 45 days from the date thereof. The Directors are satisfied that the agreement is on normal commercial terms, being in the same form as entered into with the Group's corporate customers generally.
Duration:	The agreement expires on 31 December 2006, but may be terminated earlier should either party give to the other not less than 3 months' notice.
Cap for the year ending 31 December 2006:	HK$6 million, based upon internal projections of the number of users who will be authorised by HKTL to sign up for the services during 2006.

Provision of office space to the Group

Agreement date:	10 January 2006
Parties:	PCCW Services Limited ("PCCWS"), a direct wholly-owned subsidiary of PCCW; and
	Mandarin.
Summary:	PCCWS has agreed to provide office space to Mandarin at PCCW Tower, TaiKoo Place, Quarry Bay, Hong Kong. The amount payable by Mandarin to PCCWS under the agreement shall be payable in arrears on a monthly basis against PCCWS' invoice. Within 14 days following the end of each month, PCCWS shall prepare and send to Mandarin a breakdown/invoice giving details of the charge for the precedent month. SUNDAY shall duly settle the invoice within 14 days thereafter. The Directors are satisfied that the agreement is on normal commercial terms.
Duration:	The agreement expires on 31 December 2006.
Cap for the year ending 31 December 2006:	HK$4 million, based upon an apportionment of the costs according to the space to be occupied by the staff of the Group.

Provision of facility management services to the Group

Summary:	Mandarin (in respect of 2G telecommunications services) and SUNDAY 3G (in respect of 3G telecommunications services) have entered into various agreements with HKTC relating to the provision by HKTC of facility management services to Mandarin and SUNDAY 3G at 14 exchanges buildings owned by HKTC in Hong Kong. The services relate to management services in respect of radio equipment at what are known as 'facility management sites' necessary for the provision of mobile telephone services. The agreements in respect of 4 such facility management sites pre-dated PCCW Mobile's ownership of shares in the Company. The agreement in respect of 10 such facility management sites was entered into on 10 January 2006.

There is a minimum commitment period in respect of each such facility management site of two years from when the facility management site is made ready for use. That two-year period has already expired in respect of the 4 facility management sites referred to above. After the expiry of the two-year minimum commitment period in respect of any facility management site, the service to the facility management site is terminable by either party on giving 6 months' notice. (Mandarin (in respect of 2G telecommunications services) and SUNDAY 3G (in respect of 3G telecommunications services) has the right to terminate the respective service to any facility management site within the relevant two-year minimum commitment period subject to paying the outstanding charges). Unless terminated earlier, the arrangements in respect of the above 14 facility management sites will expire on 31 December 2008.

In addition, Mandarin has entered into a licence agreement with Netcare Limited, an indirect wholly-owned subsidiary of PCCW, in respect of the licence of a mobile facility management site at the exchange building in Chek Lap Kok. The licence period expires on 31 May 2007 but may be terminated earlier by Mandarin on giving 1 month's notice to Netcare Limited.

The aggregate annual fees payable by the Group in respect of the 15 facility management sites is approximately HK$2 million. Moreover, when the Group to terminate all of its existing commitments in respect of the abovementioned 15 facility management sites, it would have to pay an aggregate amount of approximately HK$2.7 million, inclusive of all amounts payable in respect of notice periods in respect of each facility management site. Invoice amounts in respect of charges payable to HKTC under the agreements are due in full within 30 days calendar days from the date of issue of the invoice or next working day if it is a holiday. All invoices must be settled in HK$ by company or bank cheque made payable to HKTC or by electronic transfer to the nominated bank account of HKTC. Payment must be credited to HKTC on or before the invoice due date.

The Directors are satisfied that each of the agreements is on normal commercial terms.

Caps for each of three years ending 31 December 2008:	HK$4 million per annum, representing the aggregate annual fee commitment contracted for to date of HK$2 million plus a contingency of approximately HK$2 million to cater for additional fees in respect of further facility management sites that may be required, in each case on substantially the same terms as the existing agreements.

Offer letters in respect of telephone exchanges

Summary:	HKTC and Mandarin have entered into an offer letter dated 1 September 2005 whereby HKTC proposes to grant Mandarin a licence to occupy part of HKTC's telephone exchange at Yau Tong, Kowloon for the purpose of enabling Mandarin to provide a switching centre facility. The grant of any licence is subject to the waiver approval of the Director of Lands and such licence will run for a term of 3 years commencing from the date of such approval. As at the date of this announcement, the approval has yet to be received. The licence fee will be equal to the market value prescribed in or otherwise derived from the waiver approval mentioned above.
	With effect from 1 September 2005 and until commencement of the licence or 31 December 2006 whichever is earlier, Mandarin has a right of access to the site to enable Mandarin to design, coordinate and implement the fitting out works, in consideration for which Mandarin pays a fitting out administration fee of approximately HK$90,000 per month.
	In addition, HKTC and Mandarin have entered into an offer letter dated 10 January 2006 whereby HKTC proposes to grant Mandarin a licence to occupy a portion of the telephone exchange in Lai Chi Kok, Kowloon owned by HKTC as office space. The grant of any licence is subject to the waiver approval of the Director of Lands and such licence will run for a term of 1 year commencing from the date of such approval. As at the date of this announcement, the approval has yet to be received. The licence fee will be equal to the market value prescribed in or otherwise derived from the abovementioned waiver approval.
	With effect from 1 January 2006 and until commencement of the licence or 31 December 2006 whichever is earlier, Mandarin has a right of access to the site to enable Mandarin to design, coordinate and implement the fitting out works, in consideration for which Mandarin pays a fitting out administration fee of approximately HK$209,000 per month.

The Directors are satisfied that both offer letters are on normal commercial terms.

Cap for the year ending 31 December 2006:	HK$4 million, representing the aggregate annual monthly fitting out administration fees for the two telephone exchanges plus a contingency to cater for additional fitting out administration fees in respect of further space that may be required at any telephone exchange of HKTC if the Directors consider it appropriate. It is not anticipated that the rights of access arrangements will need to run beyond 31 December 2006 as the decision of the Director of Lands is, for each exchange, expected to be made within the year. As and when the licences are settled and the licence fees are determined, the Company will make a further announcement and, as necessary, comply with the independent shareholders' approval requirements of the Listing Rules.

Design and build of mobile switching centres for the Group

Letter of award date:	10 January 2006
Parties:	Cascade Limited ("Cascade"), an indirect wholly-owned subsidiary of PCCW; and Mandarin.
Summary:	Mandarin has awarded Cascade the contract to design and build the new mobile switching centre at Yau Tong exchange referred to in the above offer letter, following a tender process. As noted above, use of the site for this purpose remains subject to the waiver approval of the Director of Lands. The Directors are satisfied that the contract has been awarded on normal commercial terms.
Duration:	Completion in respect of the design and build of the Yau Tong exchange is to occur on or before 31 December 2006. In light of the expected increase in 3G usage, the Directors anticipate that it may be necessary to tender for the design and build of additional switching centres before 31 December 2006 and wish to provide for the flexibility of awarding some or all of that work to Cascade if the Directors perceive the Cascade tender(s) to be best for the Group.

Cap for the year ending 31 December 2006:	HK$28 million (comprising the HK$15 million costs applicable to the Yau Tong project and a contingency of approximately the same amount for further switching centre(s)).
	To the extent that the design and build of the switching centres has not been completed within 2006, the Company will make a further announcement in due course and, as applicable, set annual Caps for 2007 and beyond.

Provision of logistics support by the PCCW Group

The Group has entered into two agreements (the "Logistic Support Agreements") with the PCCW Group applicable to the provision of certain logistic and administrative support to the Group. Details of the Logistic Support Agreements are as follows:-

Agreement date:	10 January 2006
Parties:	Power Logistics Limited ("Power Logistics"), an indirect wholly-owned subsidiary of PCCW; and
	Mandarin.
Summary:	Power Logistics will provide logistical support to the Group, including printing and mailing services, in consideration for the payment by Mandarin of charges to be agreed with Power Logistics on project by project basis. The service charges under the agreement shall be payable in arrears on a monthly basis against Power Logistics' invoice. Within 14 days following the end of each month, Power Logistics shall prepare and send to Mandarin a breakdown/invoice giving details of the service charge for the precedent month. Mandarin shall duly settle the invoice within 30 days thereafter. The Directors are satisfied that the agreement is on normal commercial terms.
Duration:	The agreement expires on 31 December 2006 but may be terminated earlier should either party give to the other one month's notice in advance.
Agreement date:	10 January 2006
Parties:	HKTC; and
	Mandarin.

Summary:	HKTC will provide procurement, purchasing and supply consulting services to Mandarin designed to enhance the Group's purchasing of services and products applicable to all aspects of its business operations, including to provide consulting services for Mandarin to procure data centres, switch and site construction and facility management leasing. For procurement or purchases, Mandarin shall make payment to HKTC directly as per the payment terms and manner agreed in the purchase order. For charges other than those for procurement or purchases, Mandarin shall make payment to HKTC on monthly basis in respect of the said services and products against HKTC's invoice. Within 14 days following the end of each month, HKTC shall prepare and send to Mandarin a breakdown/invoice giving details of the service charge for the precedent month. Mandarin shall duly settle the invoice within 30 days thereafter. The Directors are satisfied that the Agreement is on normal commercial terms.
Duration:	The agreement expires on 31 December 2006 but may be terminated earlier should either party give to the other three months' notice in advance.
Cap for the year ending 31 December 2006:	A combined Cap of HK$6 million has been set in respect of the Logistic Support Agreements based on an estimate of the anticipated costs.

Listing Rules implications of the continuing connected transactions

Each category of continuing connected transactions identified above falls within Rule 14A.34 of the Listing Rules as a separate category that is only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47. The Company will comply with the requirements of Rule 14A.36 if the aggregate value of transactions within each category described above exceeds the stated Cap for the relevant category of transactions during the period ending 31 December 2006, or when the relevant agreements applicable to the relevant category of transactions is renewed or is subject to material changes.

The Directors believe that each of the continuing connected transactions described above stands to benefit from the synergies afforded by virtue of the various transactions, in particular by enabling the Group to leverage on the infrastructure and distribution networks of the PCCW Group.

The Directors (including the independent non-executive Directors) are of the opinion that the transactions entered into pursuant to the various agreements set out above are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

The Directors will monitor the transactions undertaken within each category of continuing connected transactions identified in this announcement with a view to ensuring adherence to the relevant Cap. The Company anticipates that the total value of the transactions within certain of the categories identified above will exceed the respective Caps. However, until independent shareholders' approval for higher caps has been obtained, the Company will adhere to the relevant Cap stated or otherwise discontinue the arrangements before the relevant Cap is exceeded.

The Company and PCCW are in the process of developing longer term arrangements between their respective groups and will ensure compliance with the relevant Listing Rules. Further announcement(s) will be made in due course.

INFORMATION ON THE GROUP AND THE PCCW GROUP

The Group is a developer and provider of wireless communications and data services in Hong Kong and a 3G licence holder. It began commercial operations with GSM 1800 wireless services in 1997.

The principal activities of the PCCW Group are the provision of local and international telecommunications services, internet and interactive multimedia services, the sale and rental of telecommunications equipment and the provision of computer, engineering and other technical services, mainly in Hong Kong; investment in, and development of, systems integration and technology-related businesses; and investment in, and development of, infrastructure and properties in Hong Kong and in the People's Republic of China.

PUBLIC FLOAT - WAIVER GRANTED IN RESPECT OF THE COMPANY'S SHARES

Reference is made to the joint announcement of the Company and PCCW on 9 September 2005, the joint announcements of the Company, PCCW Mobile and PCCW on 27 September 2005, 13 October 2005 and 9 November 2005 and the announcement of the Company on 10 October 2005 (the "Announcements").

For the purposes of restoring the public float to not less than 25% of the issued share capital of the Company, the Company has previously been granted two one-month waivers by the Stock Exchange from strict compliance with Rule 8.08(1)(a) of the Listing Rules during the period from 9 September 2005 to 8 October 2005 and the period from 9 October 2005 to 8 November 2005. Upon the expiry of the second waiver on 8 November 2005, the Company was granted a waiver from strict compliance with Rule 8.08(1)(a) of the Listing Rules for a further period from 9 November 2005 up to (i) the date of the withdrawal of the listing of the shares of the Company on the Stock Exchange following the scheme of arrangement in relation to the proposed privatisation of the Company having become effective; or (ii) in the event that the proposed privatisation of the Company did not proceed, the date which is one month after the Company first becomes aware that the proposed privatisation of the Company will not proceed ("One-month Period").

As the scheme of arrangement in relation to the proposed privatisation of the Company was disapproved at the Court Meeting (as defined in the Announcements) of the Company's shareholders held on 15 December 2005, the Company is required to restore sufficient public float of at least 25% of the issued share capital of the Company as required under Rule 8.08 of the Listing Rules within the One-month Period ending on 15 January 2006.

The Company has applied for and was granted a waiver from strict compliance with Rule 8.08(1)(a) of the Listing Rules for a further period from 16 January 2006 to 15 February 2006.

DEFINITIONS

In this announcement, the following terms and expressions (unless the context otherwise requires) shall have the following meanings:

"Board"	the board of directors of the Company
"Company"	SUNDAY Communications Limited, a company incorporated in the Cayman Islands with limited liability whose shares are listed on the Stock Exchange and the American depositary shares of which are quoted on the NASDAQ National Market in the United States of America
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"HKTC"	PCCW-HKT Telephone Limited, an indirect wholly-owned subsidiary of PCCW and the holder of a fixed carrier licence in Hong Kong
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Mandarin"	Mandarin Communications Limited, an indirect wholly-owned subsidiary of the Company
"PCCW"	PCCW Limited, a company incorporated in Hong Kong with limited liability whose shares are listed on the Stock Exchange
"PCCW Group"	PCCW and its subsidiaries (other than the Group) and its associates
"PCCW Mobile"	PCCW Mobile Holding No. 2 Limited, an indirect wholly-owned subsidiary of PCCW
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

| "SUNDAY 3G" | SUNDAY 3G (Hong Kong) Limited, an indirect wholly-owned subsidiary of the Company. |


By Order of the Board
SUNDAY Communications Limited
Alexander Anthony Arena
Chairman


Hong Kong, 12 January 2006

As at the date of this announcement, the directors of the Company are as follows:

Executive Directors:
Alexander Anthony Arena (Chairman); Chan Kee Sun, Tom; Chan Wing Wa; Chow Ding Man, Gary; Hui Hon Hing, Susanna; Kwok Yuen Man, Marisa

Non-executive Director:
Hongqing Zheng

Independent Non-executive Directors:
John William Crawford; Henry Michael Pearson Miles; Robert John Richard Owen